EXHIBIT 12(C)


     EASTERN GROUP PLC AND SUBSIDIARIES
     (PREDECESSOR COMPANY)
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     (UK GAAP BASIS)
     (L MILLION, EXCEPT RATIOS)


                                YEAR ENDED  YEAR ENDED  YEAR ENDED YEAR ENDED
                                MARCH 31,   MARCH 31,   MARCH 31,   MARCH 31,
                                   1995        1996        1997       1998
                                ----------  ----------  ---------- ----------

      EARNINGS:
       Net income/(loss)             141         221         265         49
       Add: Minority income            0           0           0          0
            Income tax expense        63          37          54        213
            Fixed charges (see        42          64          97        162
             detail below)
       Less: Interest                 (1)         (6)        (10)         0
              capitalized       --------    --------     -------    -------
         Total earnings              245         316         406        424
                                --------    --------     -------    -------

      FIXED CHARGES:
       Interest expense               41          57          86        161
       Add: Interest                   0           6          10          0
             capitalized
            Rentals                    1           1           1          1
             representative     --------    --------     -------    -------
             of the interest
             factor

         Total fixed charges          42          64          97        162
                                --------     -------     -------    -------
      RATIO OF EARNINGS TO           5.8         4.9         4.2        2.6
      FIXED CHARGES             ========     =======     =======    =======